UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 27, 2018	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2018 FIRST QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2017 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2018 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

During the first quarter of 2018, the Company achieved outstanding operating results. Net profit excluding non-recurring profit and loss attributable to shareholders of the listed company increased by 62.41% from last year, and net cash flows from operating activities increased by 147.13% from last year.

The financial statements in the first quarterly report of the Company are unaudited.

Pursuant to the notices regarding the “Accounting Standards for Business Enterprises No. 14 — Revenue”, “Accounting Standards for Business Enterprises No. 22 — Recognition and Measurement of Financial Instrument”, “Accounting Standards for Business Enterprises No. 23 — Transfer of Financial Assets”, “Accounting Standards for Business Enterprises No. 24 — Hedge Accounting” and “Accounting Standards for Business Enterprises No. 37 — Presentation and Reporting of Financial Instrument” amended and published by the Ministry of Finance of the People’s Republic of China, the Company began to apply those amended Accounting Standards for Business Enterprises from 1 January 2018 onwards. The Company adjusted the opening balance of retained earnings in 2018 and increased the opening balance of undistributed profits for the period amounted to RMB352 million for the cumulative effect of initial application of such standards.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

		Unit: million Currency: RMB
			Increase/decrease
			as at the end
			of the reporting
	As at the		period compared
	end of the	As at the end	with the end
	reporting period	of last year	of last year
			(%)
Total assets	227,472	227,464	0.00
Net assets attributable to shareholders of the listed company	55,383	53,106	4.29

	From the	From the	Increase/
	beginning of the	beginning of last	decrease
	year to the end	year to the end	compared
	of the reporting	of the reporting	with the same
	period	period last year	period last year
			(%)
Net cash flows from operating activities	6,376	2,580	147. 13

	From the	From the	Increase/
	beginning of the	beginning of last	decrease
	year to the end	year to the end	compared
	of the reporting	of the reporting	with the same
	period	period last year	period last year
			(%)
Revenue	26,753	24,536	9.04
Net profit attributable to shareholders of the listed company	1,983	2,818	-29.63
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	1,897	1,168	62.41
			Decreased by
Weighted average return on net assets (%)	3.64	5.79	2.15 pts
Basic earnings per share (RMB/share)	0.1371	0.1948	-29.63
Diluted earnings per share (RMB/share)	0.1371	0.1948	-29.63

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB
Amount for
Item	the period
Gains or losses from disposal of non-current assets	2
Non-operating incomes and expenses other than the above	117
Effect on minority interests (net of tax)	(3)
Effect on income tax	(30)

Total	86

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares
Total number of shareholders	228,532

Shareholding of the 10 largest shareholders
			Number of shares with	Pledged or locked-up
Name of shareholder (in full)	Shareholdings as at the end of the period	Proportion	trading moratorium held	Status of shares	Number of shares	Nature of shareholders
		(%)
China Eastern Air Holding Company Limited (中國東方航空集團有限公司)	5,072,922,927	35.06	0	Nil	0	State-owned legal person

HKSCC NOMINEES LIMITED	4,183,499,289	28.92	0	Unknown Note	—	Overseas legal person

China Securities Finance Corporation Limited (中國證券金融股份有限公司)	513,064,959	3.55	0	Nil	0	State-owned legal person

China National Aviation Fuel Holding Company (中國航空油料集團公司)	504,767,895	3.49	0	Nil	0	State-owned legal person

Delta Air Lines, Inc.	465,910,000	3.22	0	Nil	0	Overseas legal person

Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	465,838,509	3.22	0	Pledged	465,838,509	Domestic nonstate-owned legal person

CES Finance Holding Co., Ltd. (東航金控有限責任公司)	457,317,073	3.16	0	Nil	0	State-owned legal person

China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	1.61	0	Nil	0	State-owned legal person

Central Huijin Asset Management Ltd. (中央匯金資產管理有限責任公司)	70,984,100	0.49	0	Nil	0	State-owned legal person

China Construction Bank Corporation —Boshi Industry Mixed Securities Investment Fund (LOF) (中國建設銀行股份有限公司 —博時主題行業混合型證券投資基金 (LOF))	70,000,000	0.48	0	Nil	0	Unknown

Shareholding of the 10 largest holders of shares without trading moratorium
Name of shareholder	Number of listed shares without trading moratorium held	Class and number of shares
		Class	Number
China Eastern Air Holding Company Limited (中國東方航空集團有限公司)	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC NOMINEES LIMITED	4,183,499,289	Overseas listed foreign shares	4,183,499,289

China Securities Finance Corporation Limited (中國證券金融股份有限公司)	513,064,959	RMB ordinary shares	513,064,959

China National Aviation Fuel Holding Company (中國航空油料集團公司)	504,767,895	RMB ordinary shares	504,767,895

Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000

Shanghai Licheng Information Technology Consulting Co., Limited (上海勵程信息技術諮詢有限公司)	465,838,509	RMB ordinary shares	465,838,509

CES Finance Holding Co., Ltd. (東航金控有限責任公司)	457,317,073	RMB ordinary shares	457,317,073

China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	RMB ordinary shares	232,919,254

Central Huijin Asset Management Ltd. (中央匯金資產管理有限責任公司)	70,984,100	RMB ordinary shares	70,984,100

China Construction Bank Corporation —Boshi Industry Mixed Securities Investment Fund (LOF) (中國建設銀行股份有限公司 —博時主題行業混合型證券投資基金 (LOF))	70,000,000	RMB ordinary shares	70,000,000

Description of connected relationship or activities in concert among the above shareholders	Among the 4,183,499,289 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; China Eastern Air Holding Company Limited (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd (“CES Finance”); CES Finance owns 100% equity interest in CES Global; thus, CEA Holding indirectly owns 100% equity interests in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Note:	As of 20 March 2018, 260,000,000 H shares of the Company pledged to The Hong Kong and Shanghai Banking Corporation Limited by CES Global, a shareholder of the Company, had been released. As at the date of this announcement, CES Global has pledged a total of 1,450,000,000 H shares of the Company. For details, please refer to the announcement of the Company published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 20 March 2018.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

During the first quarter of 2018, the Company achieved passenger traffic volume amounted to 48.336 billion passenger-kilometres, representing an increase of 9.08% from last year; and served 28.7161 million travelers, representing an increase of 7.7% from last year; and achieved passenger load factor of 81.69%, basically remained the same as last year.

During the first quarter of 2018, the Company achieved outstanding operating results. Operating income amounted to RMB26,753 million, total profits amounted to RMB2,766 million and net profit attributable to shareholders of parent company amounted to RMB1,983 million. During the first quarter of 2018, the Company achieved net profit excluding non-recurring profit and loss attributable to shareholders of the listed company amounted to RMB1,897 million, representing an increase of 62.41% from last year.

During the first quarter of 2018, the Company’s net profit attributable to shareholders of the listed company reduced by 29.63% from last year, which was mainly due to one-off gain amounted to RMB1,754 million from the disposal of certain business and assets of the Company during the first quarter of 2017.

	Change
	compared
	to the end
Item	of last year	Reason for the Change
Monetary capital	-38.12%	Primarily due to the enhancement of the capital turnover efficiency during the reporting period and the decrease in the fund held as compared to the end of last year

Trade receivables	-34.32%	Primarily due to the decrease in the estimated notes receivables to be received from the clearing centre

Prepayments	60.86%	Primarily due to the increase in advance payment for meals on aircraft made by the Company

	Change
	compared
	to the end
Item	of last year	Reason for the Change
Non-current assets classified as held for sale	-100.00%

Deferred income tax assets	54.10%	Primarily due to the completion of the disposal of Shanghai Airlines Travel Hotel and Investment Management Co. Ltd. by the Company during the

Non-current liabilities classified as held for sale	-100.00%	reporting period

Hedge Instruments	61.11%	Primarily due to the decrease in the fair value of the foreign exchange forward contracts held by the Company during the reporting period

Bill payables	-74.08%	Primarily due to the payment of commercial bills of exchange to certain suppliers by the Company during the reporting period

Other current liabilities	-70.00%	Primarily due to the repayment of super short-term commercial paper during the reporting period

Long-term borrowings	54.83%	Primarily due to the Company’s new RMB- denominated long-term borrowings during the reporting period

Deferred income tax liabilities	650.00%	Primarily due to the effects incurred on pledged income tax by the adjusted accumulative amount as a result of the amended “Accounting Standard for Business Enterprises No. 14 – Revenue” applicable to the Company

	Change
	compared
Item	to last year	Reason for the Change
Finance costs	-191.72%	Primarily due to the substantial increase in the realization of exchange gains of RMB1,464 million during the reporting period, as compared to exchange gains of RMB188 million last year

Investment income	-96.20%	Primarily due to the disposal of equity interest in Eastern Air Logistics Co., Ltd. (“Eastern Logistics”) by the Company last year, resulting in an investment income of RMB1,754 million

	Change
	compared
Item	to last year	Reason for the Change
Non-operating income	-84.61%	Primarily due to the Company’s reclassification of government grants in relation to its ordinary business and income from jointly-operated routes from “non- operating incomes” to “other income” in the income statement pursuant to the “Accounting Standards for Business Enterprises No. 16 – Government Grant” published by the Ministry of Finance of the People’s Republic of China

Refund of taxes	140.30%	Primarily due to the increase in the tax exemption and tax credit in respect of value-added tax received by the Company during the reporting period

Cash received from disposal of investment	-100.00%	Primarily due to the disposal of equity interest in Eastern Logistics last year by the Company

Cash received from borrowings	-33.94%	Primarily due to the improvement of the debt structure of the Company through financing via channels including issuance of super short- term commercial paper and acquisition of bank borrowings last year

3.2	Analysis of the progress of significant events and their effects and proposed solutions

(1)	Establishment of Special Purpose Vehicles and provision of guarantee

On 19 January 2018, in order to successfully change the operating leases of the existing 67 aircraft from overseas leasing to domestic leasing, the 2018 11th ordinary meeting of the eighth session of the Board considered and approved to invest in and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin and to provide them guarantees with an aggregate amount of not more than RMB9.8 billion meeting. The matter regarding the guarantees was considered and approved at the 2018 first extraordinary general meeting of the Company held on 8 February 2018. For details, please refer to the announcements of the Company published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 19 January and 8 February 2018.

(2)	Issuance of JPY-denominated credit enhanced bonds

On 2 February 2018, the application for the listing of bonds denominated in Japanese Yen of the Company was approved by Tokyo Stock Exchange. On 9 March 2018, the Company issued the JPY-denominated credit enhanced bonds. On 19 March 2018, the Company listed the JPY-denominated credit enhanced bonds. For details, please refer to the announcements of the Company published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 2 February, 9 March and 19 March 2018.

(3)	Resignation of director and election of employee representative director

On 6 February 2018, Mr. Xu Zhao has resigned from his position as a director and a member of the Audit and Risk Management Committee of the Company. On 8 February 2018, Mr. Yuan Jun was elected as an employee representative director of the Company at the sixth session of the Company’s fourth general meeting of the employee representatives. On 29 March 2018, the Board has appointed Mr. Cai Hongping as a member of the eighth session of the Audit and Risk Management Committee of the Board. For details, please refer to the announcements of the Company published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 6 February, 8 February and 29 March 2018.

(4)	Contractual operation of the bellyhold space

On 1 March 2018, the Company entered into contractual operation agreement and operation cost agreement (“Bellyhold Space Agreements”) with China Cargo Airlines Co., Limited (“China Cargo Airlines”). The Company will let China Cargo Airlines operate the bellyhold space business as a long-term contractor. The Company will receive contractual fees and revenue of the contractual operation from China Cargo Airlines, and reimburse the operation cost to China Cargo Airlines. On 29 March 2018, the 2018 first extraordinary general meeting of the Company considered and passed the resolution regarding the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the resolution regarding the transactions under contractual operation of the Company’s bellyhold space and the annual caps for daily connected transactions from 2018 to 2019. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange on 1 March and 29 March 2018 and on the website of Hong Kong Stock Exchange on 1 March, 12 March 2018 and 29 March 2018.

(5)	2017 profit distribution proposal

On 29 March 2018, the 2017 profit distribution proposal of the Company was considered and approved during the 2018 second regular meeting of the eighth session of the Board. The Company proposed to distribute cash dividends amounted to approximately RMB740.25 million for the year 2017. With the total share capital of the Company being 14,467,585,682 shares, cash dividends distributed per share amounted to RMB0.051 (tax inclusive) and shall be paid to holders of A shares of the Company in Renminbi and holders of H shares of the Company in Hong Kong Dollars. The proposal shall be submitted to the 2017 annual general meeting (“AGM”) of the Company for consideration and approval. For details, please refer to the announcements of the Company published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 29 March 2018.

(6)	Amendment of certain provisions of the Articles of Association

On 29 March 2018, the resolution regarding the “amendments to certain provisions of the articles of association” was considered and approved during the 2018 second regular meeting of the eighth session of the Board. The above resolution shall be submitted to the 2017 AGM of the Company for consideration and approval. For details, please refer to the announcement of the Company published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 29 March 2018.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Whether the
undertaking
has been
					Whether	strictly
				Time and	there is an	implemented
Background of	Type of	Undertaking		term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner
Other undertaking	Trading moratorium of shares	CEA Holding/CES Finance	CEA Holding and CES Finance undertook that they will not dispose of the 241,547,927 A shares and 457,317,073 A shares held by each of them, within 24 months from the lifting of the trading moratorium on 18 April 2016.	Time of undertaking: April 2016; term of undertaking: from 18 April 2016 to 17 April 2018	Yes	Completed

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China 26 April 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2018

RMB million
Assets	31 March 2018 Consolidated	31 December 2017 Consolidated	31 March 2018 Company	31 December 2017 Company
Current assets
Monetary capital	2,881	4,656	2,321	3,914
Trade receivables	1,395	2,124	2,090	2,812
Prepayments	933	580	296	180
Dividends receivable	145	183	145	185
Other receivables	4,531	4,674	14,468	15,454
Inventory	2,186	2,185	24	38
Held-for-Sale assets	0	14	—	—
Non-current assets due within one year	76	76	69	69
Other current assets	4,010	3,801	3,850	3,608

Total current assets	16,157	18,293	23,263	26,260

Non-current assets
Financial assets measured at fair value	756	800	669	713
Hedge instruments	151	151	151	151
Investment properties	301	302	27	27
Long-term equity investment	2,283	2,211	15,189	15,104
Fixed assets	164,700	163,130	106,173	106,058
Construction in progress	28,888	28,780	28,169	28,077
Intangible assets	2,035	2,043	1,354	1,358
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,983	1,543	1,680	1,308
Deferred income tax assets	188	122	45	45
Other non-current assets	1,002	1,061	902	949

Total non-current assets	211,315	209,171	163,387	162,818

Total assets	227,472	227,464	186,650	189,078

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2018 (Cont’d)

RMB million
Liabilities and shareholders’ equity	31 March 2018 Consolidated	31 December 2017 Consolidated	31 March 2018 Company	31 December 2017 Company
Current liabilities
Short-term borrowings	24,300	24,959	30,321	27,202
Hedge instruments	522	324	522	324
Notes payable	304	1,173	304	1,147
Trade payables	13,900	11,036	12,485	10,022
Account collected in advance	1,662	1,342	1,289	1,036
Settlement of vouchers	5,129	7,043	4,971	6,869
Staff remuneration payable	2,422	3,034	1,669	2,007
Tax payable	1,539	2,076	504	944
Interest payable	1,066	1,084	846	844
Other payables	2,402	2,855	9,396	11,040
Held-for-sale liabilities	0	8	—	—
Non-current liabilities due within one year	12,845	15,391	6,535	9,153
Other current liabilities	3,000	10,000	3,000	10,000

Total current liabilities	69,091	80,325	71,842	80,588

Non-current liabilities
Long-term borrowings	7,624	4,924	4,126	4,338
Hedge instruments	1	1	1	1
Bonds payable	22,648	19,787	20,257	17,352
Long-term payables	63,750	60,746	41,543	39,169
Long-term staff remuneration payable	2,795	2,800	2,202	2,199
Special items payable	84	83	69	67
Other non-current liabilities	2,374	2,262	1,484	1,371
Deferred income tax liabilities	135	18	117	0

Total non-current liabilities	99,411	90,621	69,799	64,497

Total liabilities	168,502	170,946	141,641	145,085

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2018 (Cont’d)

RMB million
Liabilities and shareholders’ equity	31 March 2018 Consolidated	31 December 2017 Consolidated	31 March 2018 Company	31 December 2017 Company
Shareholders’ equity
Share capital	14,467	14,467	14,467	14,467
Capital reserves	26,760	26,760	27,470	27,470
Other comprehensive income	(2,598)	(2,540)	(1,963)	(1,909)
Surplus reserves	540	540	540	540
Undistributed profits	16,214	13,879	4,495	3,425

Total equity attributable to shareholders of parent company	55,383	53,106	45,009	43,993
Minority interests	3,587	3,412	—	—

Total shareholders’ equity	58,970	56,518	44,791	43,993

Total liabilities and shareholders’ equity	227,472	227,464	186,650	189,078

The financial statements are signed by:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2018 (Cont’d)

RMB million
Item	Jan to Mar 2018 Consolidated	Jan to Mar 2017 Consolidated	Jan to Mar 2018 Company	Jan to Mar 2017 Company
Revenue	26,753	24,536	15,753	14,116
Less: Operating costs	23,563	21,484	14,407	12,774
Operating taxes and surcharges	62	65	16	11
Selling expenses	1,359	1,319	985	934
Administrative expenses	669	624	451	379
Finance expenses, net	(465)	507	(413)	431
Assets impairment loss	1	—	—	—
Add: Gains arising from changes in fair value	(209)	—	(209)	—
Investment gains	70	1,844	80	841
Gains from disposal of assets	3	—	1	—
Other gains	1,152	—	650	—

Operating profit	2,580	2,381	829	428
Add: Non-operating income	189	1,228	131	739
Less: Non-operating expenses	3	4	2	2

Total profits	2,766	3,605	958	1,165
Less: Income tax expenses	608	621	240	291

Net profit	2,158	2,984	718	874
Classified by continuation of business
Net profit from continuing activities	2,158	2,984
Net profit from discontinuing activities	—	—

Classified by ownership Net profit attributable to shareholders of parent company	1,983	2,818
Minority interests	175	166

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2018 (Cont’d)

RMB million
Item	Jan to Mar 2018 Consolidated	Jan to Mar 2017 Consolidated	Jan to Mar 2018 Company	Jan to Mar 2017 Company
Other comprehensive income, net of tax	-58	-264	-54	-124

Other comprehensive income that cannot be reclassified into profit or loss in subsequent accounting period Changes arising from re-measuring net assets or net liabilities of defined benefit plan	-20	-410	-15	34

Other comprehensive income that will be reclassified into profit or loss in subsequent accounting period when meeting the prescribed conditions the share of other comprehensive income of investees to be reclassified into profit and loss under the equity method	-5	-1	-6	-7

Fair value movements of available- for-sale financial assets	-34	40	-34	27

Effective portion of gains or losses from cash flow hedge instruments	1	107	1	-178

Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	-58	-261
Other comprehensive income, net of tax, attributable to minority interests	—	-3
Total comprehensive income	2,100	2,720	664	750

— Total comprehensive income attributable to shareholders of the parent company	1,925	2,557
— Total comprehensive income attributable to minority interests	175	163

Earnings per share
Basis earnings per share (in RMB)	0.14	0.19
Diluted earnings per share (in RMB)	0.14	0.19

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2018

RMB million

1. Cash flow from operating activities
Cash received from sales of goods and provision of labour services	28,277	25,384	15,490	13,017
Refund of taxes	1,377	573	1,374	573
Other cash received from operating activities	2,236	2,358	1,768	1,641

Sub-total of cash inflow from operating activities	31,890	28,315	18,632	15,231

Cash paid for purchase of goods and receiving of labour services	18,194	16,867	10,855	9,061
Cash paid to and for employees	4,162	5,681	2,019	2,639
Taxes paid	1,189	931	767	608
Other cash paid for operating activities	1,969	2,256	1,766	1,992

Sub-total of cash outflow from operating activities	25,514	25,735	15,407	14,300

Net cash flows from operating activities	6,376	2,580	3,225	931

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2018 (Cont’d)

RMB million
Item	Jan to Mar 2018 Consolidated	Jan to Mar 2017 Consolidated	Jan to Mar 2018 Company	Jan to Mar 2017 Company
2. Cash flow from investing activities
Cash received from disposal of investment	—	2,444	—	2,433
Investment income in cash	41	16	41	16
Other cash received from investing activities	12	29	12	7

Sub-total of cash inflow from investing activities	53	2,489	53	2,456

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	4,128	5,324	3,089	4,897
Investments paid in cash	16	—	16	—

Sub-total of cash outflow from investing activities	4,144	5,324	3,105	4,897

Net cash flow from investing activities	(4,091)	(2,835)	(3,052)	(2,441)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2018 (Cont’d)

RMB million
Item	Jan to Mar 2018 Consolidated	Jan to Mar 2017 Consolidated	Jan to Mar 2018 Company	Jan to Mar 2017 Company
3. Cash flow from financing activities
Cash received from borrowings	10,261	15,533	11,637	14,073
Cash received from issuance of bonds	2,975	—	2,975	—
Sub-total of cash inflow from financing activities	13,236	15,533	14,612	14,073
Cash paid for repayment of indebtedness	13,947	11,115	14,368	9,238
Cash payments for distribution of dividends, profits expense or payment of interest	1,162	998	940	730
Other cash paid for financing activities	2,233	2,674	1,044	1,864

Sub-total of cash outflow from financing activities	17,342	14,787	16,352	11,832

Net cash flow from financing activities	(4,106)	746	(1,740)	2,241

4. Effect of changes in exchange rate on cash and cash equivalents	(71)	32	(71)	24

5. Net increase in cash and cash equivalents	(1,892)	523	(1,638)	755
Add: Balance of cash and cash equivalents at the beginning of the year	4,616	1,695	3,882	976

6. Balance of cash and cash equivalents at the end of the year	2,724	2,218	2,244	1,731